Exhibit 4.1

THIRD AMENDED AND RESTATED FACILITY LETTER

May 20, 2026

Mr. Keith E. Pratt
Senior Vice President and
Chief Financial Officer
McGrath RentCorp
5700 Las Positas Road
Livermore, CA 94550

Re: $20,000,000.00 Committed Credit Facility

Dear Mr. Pratt:

U.S. Bank, N.A. (“Bank”) is pleased to provide McGrath RentCorp, a California corporation (“Borrower”) a committed credit facility (“Facility”) under which the Bank will make advances to the Borrower from time to time from the date hereof up to and including May 20, 2031, not to exceed at any time the maximum principal amount of Twenty Million Dollars ($20,000,000.00), to be governed by the terms of that certain Third Amended and Restated Credit Line Note (“Credit Line Note”) of even date herewith by Borrower in favor of Bank, and also subject to the conditions and agreements set forth below.

1.
The Facility is made available only in connection with Borrower’s use of the Bank’s sweep service for management of its checking account balances (“Sweep Service”). Therefore, this Facility shall commence on the date (“Effective Date”) of this letter and this Facility shall terminate, if not earlier terminated, on the date Borrower ceases to continue as a Sweep Service customer. Upon such termination Bank shall have no further obligation to fund advances under this Facility, and all amounts owing under the Credit Line Note shall become immediately due and payable.
2.
The occurrence of an Event of Default under the Multibank Agreement or the Credit Line Note shall be a default under this Facility. The term “Multibank Agreement” as used herein means that certain Third Amended and Restated Credit Agreement dated as of May 8, 2026, by and among Borrower, Bank, Bank of America, N.A., as administrative agent, and the other lenders party thereto, as amended, restated, supplemented or otherwise modified from time to time in accordance with the provisions thereof. Each capitalized term not otherwise defined herein shall have the meaning set forth in the Multibank Agreement.
3.
In the event the Multibank Agreement terminates or expires prior to the termination or expiration of this Facility, the provisions of Articles VI and VII thereof (excluding Section 6.12) shall nevertheless survive as between Borrower and Bank with respect to this Facility and shall be incorporated herein by reference and shall continue in effect (as in effect on the date of such termination or expiration) as covenants of the Borrower under this Facility until this Facility terminates and all obligations under the Credit Line Note have been paid in full.

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McGrath Rentcorp

4.
Borrower acknowledges that any amount outstanding under the Credit Line Note is included within the definition of “Indebtedness” under the Multibank Agreement.
5.
Borrower shall pay to Bank a non-refundable commitment fee for this Facility, on the average unused amount of the Facility during such period, for the period of time during which this Facility is available. Such fee shall be payable in arrears in quarterly installments on the last day of each March, June, September, and December, and on the last day this Facility is available, to be computed at the rate per annum equal to (i) 0.30% if the Consolidated Leverage Ratio is greater than 2.50:1.00, (ii) 0.25% if the Consolidated Leverage Ratio is less than or equal to 2.50:1.00 but greater than 2.00:1.00, (iii) 0.20% if the Consolidated Leverage Ratio is less than or equal to 2.00:1.00 but greater than 1.50:1.00, and (iv) 0.15% if the Consolidated Leverage Ratio is less than or equal to 1.50:1.00. The commitment fee shall be computed on a basis of a 360-day year and actual days elapsed. For the period from the Closing Date through the date on which the Compliance Certificate is delivered pursuant to Section 6.02(a) for the fiscal quarter of the Borrower ending June 30, 2026, the Applicable Rate shall be determined in accordance with Pricing Level 2.
6.
This Facility letter will be governed by the laws of the State of New York.
7.
On and as of the Effective Date, the Second Amended and Restated Facility Letter, dated August 10, 2022 between the Bank and Borrower (the “Existing Facility Letter”) shall be amended, restated and superseded in its entirety by this letter. The parties hereto acknowledge and agree that (i) this letter, the Credit Line Note and the other Loan Documents, whether executed and delivered in connection herewith or otherwise, do not constitute a novation, payment or reborrowing, or termination of the obligations owed by the Borrower to the Bank under the Credit Line Note (as defined in the Existing Facility Letter) (the “Existing Credit Line Note”) as in effect prior to the Closing Date and (ii) such obligations are in all respects continuing (as amended and restated hereby) with only the terms thereof being modified as provided in this letter or the Credit Line Note. Each reference to the “Facility Letter” or “Credit Line Note” in any Loan Document shall be deemed to be a reference to the Existing Facility Letter or Existing Credit Line Note as amended and restated hereby or by the Credit Line Note, respectively. Borrower acknowledges and agrees that any of the Loan Documents to which it is a party or is otherwise bound shall continue in full force and effect and that all of its obligations thereunder shall be valid, enforceable, ratified and confirmed in all respects and shall not be impaired or limited by the execution or effectiveness of this letter.

Enclosed are the original Credit Line Note, an Authorization to Obtain Credit, Grant Security, Guarantee or Subordinate and an Authorization to Disburse, which together with any other contract, instrument or document Bank requires to be executed and delivered in connection with this Facility are the “Loan Documents” (and each is a “Loan Document”). The Borrower’s execution of the Loan Documents and return of them to Bank together with an appropriate corporate resolution and incumbency certificate acceptable to Bank constitutes its agreement to the terms and conditions of this Facility.

To the extent permitted by law, in connection with any claim, cause of action, proceeding or other dispute concerning the loan documents (each a “Claim”), the parties to this Facility letter expressly, intentionally, and deliberately waive any right each may otherwise have to trial by jury.

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McGrath Rentcorp

In the event that the waiver of jury trial set forth in the previous sentence is not enforceable under the law applicable to this Facility letter, the parties to this Facility letter agree that any Claim, including any question of law or fact relating thereto, shall, at the written request of any party, be determined by judicial reference pursuant to the state law applicable to this Facility letter. The parties shall select a single neutral referee, who shall be a retired state or federal judge. In the event that the parties cannot agree upon a referee, the court shall appoint the referee. The referee shall report a statement of decision to the court. Nothing in this paragraph shall limit the right of any party at any time to exercise self-help remedies, foreclose against collateral or obtain provisional remedies. The parties shall bear the fees and expenses of the referee equally, unless the referee orders otherwise. The referee shall also determine all issues relating to the applicability, interpretation, and enforceability of this paragraph. The parties acknowledge that if a referee is selected to determine the Claims, then the Claims will not be decided by a jury.

We look forward to continuing to serve you.

Yours truly,

U.S. BANK, N. A.

By:
Name: Jason Hall
Title: Vice President

Accepted And Agreed as of May 20, 2026:

MCGRATH RENTCORP,
a California Corporation

By:
Name: Keith E. Pratt
Title: Senior Vice President and Chief Financial Officer

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